Filed by Valley National Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                             Securities and Exchange Act of 1934

                               Subject Company: Merchants New York Bancorp, Inc.
                                                     Commission File No. 0-22058



                           FORWARD LOOKING STATEMENTS


         This document contains forward-looking statements concerning the financial condition, results of operations and business of Valley following the consummation of its proposed acquisition of Merchants, the anticipated financial and other benefits of the proposed acquisition and the plans and objectives of Valley's management following the proposed acquisition, including, without limitation, statements relating to the cost savings expected to result from the proposed acquisition, and anticipated results of operations of the combined company following the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (1) cost savings expected to result from the proposed acquisition may not be fully realized or realized within the expected time frame; (2) operating results following the proposed acquisition may be lower than expected; (3) competitive pressure among financial services companies may increase significantly; (4) costs or difficulties related to the integration of the businesses of Valley and Merchants may be greater than expected; (5) adverse change in the interest rate environment may reduce interest margins of the combined company; (6) general economic conditions, whether nationally or in the market areas in which Valley and Merchants conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which Valley and Merchants are engaged; or (8) adverse changes may occur in the securities markets. Readers are cautioned not to place undue reliance on forward looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results may differ materially from management expectations. Both Valley and Merchants disclaim any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

September 14, 2000


Dear Shareholder:

We are very pleased to inform you that we have entered into a merger agreement with The Merchants Bank of New York, a $1.4 billion commercial bank operating seven offices in Manhattan. Merchants is a highly profitable, conservatively managed bank with an operating philosophy very similar to Valley's.

Pursuant to the agreement, Merchants will be merged into Valley and will continue to operate under the Merchants name in Manhattan. Each of Merchants' 18,645,488 outstanding shares will be exchanged for .7634 shares of Valley common stock. At June 30, 2000, Merchants had $96.7 million of shareholders equity. In connection with the execution of the acquisition agreement, Merchants granted Valley an option to acquire 19.9% or 4.7 million shares from Merchants' authorized, but unissued stock.

The transaction presents Valley with many exciting opportunities. Merchants has operated successfully, but it does not offer its customers many retail banking products. Merchants does not offer residential mortgages, home equity loans, consumer overdraft checking privileges, debit cards, ATMs, asset management or trust services - all products that Valley has marketed very successfully to its customer base.

Although we are venturing outside of northern New Jersey, we expect to be able to maintain our super community bank image. Merchants' offices are contiguous to our service area, within 17 miles of our headquarters, and most of their customers are less than one hour from Wayne. This will allow our senior management to continue to offer our new customers close personal attention, the hallmark of Valley service. Furthermore, in an effort to preserve their long standing customer relationships, the senior management team of Merchants will be joining Valley.

We anticipate sufficient cost savings to make the transaction accretive to our 2001 earnings, without giving any consideration for the additional new business the merger is anticipated to generate. We are paying approximately 16 times Merchants' estimated 2000 earnings and 14 times those earnings after anticipated cost savings, making this a fairly priced acquisition.

On a combined basis, our goal will be to achieve a return on assets of about 1.75, a return on equity of about 20% and an efficiency ratio in the low 40 percent range, thereby maintaining Valley's record as one of the best performing banking companies in America. The merger will require regulatory approval and approval of both companies' shareholders. We expect to complete the transaction in the first quarter of 2001. We will be providing you with additional information about the merger transaction over the next few months and, as always, we appreciate your continued support.

Sincerely,


Gerald H. Lipkin
Chairman, President & Chief Executive Officer

                                     (OVER)

                     MORE INFORMATION AND WHERE TO OBTAIN IT

We will be filing with the SEC a registration statement and a joint proxy statement-prospectus with respect to the proposed merger. YOU SHOULD READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Information about Valley and certain other persons who may be deemed to be participants in the solicitation of proxies from Valley shareholders to approve the merger is set forth in a filing under Rule 14a-12 made by Valley with the SEC on September 7, 2000. You may obtain a free copy of these documents and other documents filed by Valley or Merchants with the SEC at the SEC's Internet web site at www.sec.gov. These documents will also be available free of charge by contacting Valley National Bancorp, 1455 Valley Road, Wayne, New Jersey 07474, Attention: Dianne Grenz, telephone (973) 305-3380.